[ProSight Global, Inc. Letterhead]

July 22, 2019

Via EDGAR

U.S. Securities and Exchange Commission,

 Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549-7010.

Attention:	Mark Brunhofer
Suzanne Hayes
Sasha Parikh
Dorrie Yale

Re:	ProSight Global, Inc.
Registration Statement on Form S-1, as amended (File No. 333-232440)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ProSight Global, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1, Registration Number 333-232440 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 PM, Eastern Daylight Time, on July 24, 2019, or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Division of Corporation Finance of the Commission. The Company hereby authorizes Robert G. DeLaMater of Sullivan & Cromwell LLP, counsel to the Company, to make such request on its behalf. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert G. DeLaMater at Sullivan & Cromwell LLP at (212) 558-4788.

* * *

Very truly yours,

ProSight Global, Inc.

By:	/s/ Frank D. Papalia
	Name:	Frank D. Papalia
	Title:	Chief Legal Officer

[Signature Page to Company’s Acceleration Request]